FORM OF
EMAIL CONFIRMATION OF RECEIPT
OF LETTER OF PARTICIPATION
OR WITHDRAWAL LETTER

To: [Name of Eligible Participant]

From: [name, title]

Date: [______], 2009

Dear Eligible Participant:

This message confirms that we have received your [Letter of Participation][Withdrawal Letter] with respect to your participation in the Network Equipment Technologies, Inc. Offer to Exchange Certain Outstanding Stock Options for Restricted Shares of Common Stock.

Thank you,

[name]

[title]